Sub-Item 77M and 77Q1(g)

Advantage Funds, Inc.

- Dreyfus Structured Midcap Fund

Registration No. 811-7123

During the reporting period ended August 31, 2013, Dreyfus Structured Midcap Fund, a series of Advantage Funds, Inc. (the “Acquiring Fund”), was the surviving entity of a reorganization with Dreyfus MidCap Core Fund (the “Acquired Fund”), a separate series of Dreyfus Manager Funds I.

On November 9, 2012, the Boards of the Advantage Funds, Inc. and Dreyfus Manager Funds I considered the reorganization and approved, on behalf of the Acquiring Fund and the Acquired Fund, respectively, an Agreement and Plan of Reorganization (the “Plan”) providing for the transfer of all assets, subject to liabilities, of the Acquired Fund in exchange for the Acquiring Fund’s shares having an aggregate net asset value of the Acquired Fund’s shares as described below (the “Reorganization”).

At a Special Meeting of Shareholders of the Acquired Fund held on March 27, 2013, shareholders of the Acquired Fund voted to approve the Plan with respect to their Fund. The votes of the Acquiring Fund’s shareholders were not solicited since their approval or consent was not required for the Reorganization.

After the close of business on June 7, 2013, the Reorganization of the Acquired Fund was consummated as set forth in the Plan. Holders of Class A, Class C and Class I shares of the Acquired Fund received Class A, Class C and Class I shares of the Acquiring Fund, respectively, in each case in an amount equal to the aggregate net asset value of their respective investment in the Acquired Fund at the time of the Reorganization. The Acquired Fund distributed such Acquiring Fund shares among its respective shareholders.

A copy of the Plan was filed with the Securities and Exchange Commission on November 9, 2012 as part of the Acquiring Fund’s Registration Statement under the Securities Act of 1933, as amended, on Form N-14.